Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

$1,000,000,000 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,000,000,000 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035 (the “Notes”)

Expected Issue Ratings[1]:	Baa3 (Moody’s) / BB+ (S&P) / BBB+ (Fitch)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Principal Amount:	$1,000,000,000

Trade Date:	September 16, 2020

Settlement Date:	September 23, 2020 (T+5) (the “Issue Date”)

Maturity Date:	September 23, 2035 (the “Maturity Date”)

Coupon:	From (and including) the Issue Date to (but excluding) the Reset Date (as defined below), the notes will bear interest at a rate of 3.564% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date (the “Reset Period”), the applicable per annum interest rate will be equal to the sum, as determined by the Calculation Agent (as defined below), of the then-prevailing U.S. Treasury Rate (as defined below, such term subject to the provisions described under “Description of Subordinated Notes” in the Preliminary Prospectus Supplement) on the Reset Determination Date (as defined below), plus the Margin (as defined below).

Reset Date:	September 23, 2030

Reset Determination Date:	The second Business Day (as defined below) immediately preceding the Reset Date.

Interest Payment Dates:	Interest will be payable semi-annually in arrear on March 23 and September 23 in each year, commencing on March 23, 2021.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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U.S. Treasury Rate and Fallbacks:

“U.S. Treasury Rate” means, with respect to the Reset Period, the rate per annum equal to: (1) the yield, under the heading which represents the average for the week immediately prior to the Reset Determination Date, appearing in the most recently published statistical release designated “H.15”, or any successor publication that is published by the Board of Governors of the Federal Reserve System that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury constant maturities”, for the maturity of five years; or (2) if such release (or any successor release) is not published during the week immediately prior to the Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (as defined in the Preliminary Prospectus Supplement), calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined in the Preliminary Prospectus Supplement) for the Reset Determination Date.

The U.S. Treasury Rate shall be determined by the Calculation Agent.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to the Issuer equal to the yield on U.S. Treasury securities having a maturity of five years as set forth in the most recently published statistical release designated “H.15” under the caption “Treasury constant maturities” (or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury constant maturities” for the maturity of five years) at 5:00 p.m. (New York City time) on the last available date preceding the Reset Determination Date on which such rate was set forth in such release (or any successor release).

Day Count:	30/360, Following, Unadjusted.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated September 16, 2020 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Subordinated Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Tax Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes —Redemption Provisions—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

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Margin:	290 bps (the “Margin”)

Benchmark Treasury:	UST 0.625% due August 15, 2030

Spread to Benchmark:	290 bps

Reoffer Yield:	3.564%

Issue Price:	100.000%

Underwriting Discount:	0.450%

Net Proceeds:	$995,500,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	Lloyds Securities Inc., MUFG Securities Americas Inc., RBC Capital Markets, LLC, Société Générale, UniCredit Capital Markets LLC, Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc., BBVA Securities Inc., C.L. King & Associates, Inc., CastleOak Securities, L.P., Citizens Capital Markets, Inc., DZ Financial Markets LLC, Nomura Securities International, Inc., PNC Capital Markets LLC, Rabo Securities USA, Inc., RB International Markets (USA) LLC, U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-16 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBP97 / 06738E BP9

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Dated Subordinated Debt Securities Indenture dated May 9, 2017, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Dated Subordinated Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, London Branch, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the subordination provisions and the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

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It is expected that delivery of the Notes will be made for value on or about September 23, 2020, which will be the fifth (5th) business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next two succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next succeeding business day should consult their own legal advisers.

MiFID II professional investors and ECPs target market only/ Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons who fall within the manufacturer target market described above.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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